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                             June 27, 2022

       Brian Harris
       Chief Financial Officer
       Summit Materials, Inc.
       1550 Wynkoop Street, 3rd Floor
       Denver, Colorado 80202

                                                        Re: Summit Materials,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            Filed February 24,
2022
                                                            File No. 001-36873

       Dear Mr. Harris:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 1, 2022 Filed February 24,
2022

       Item 2. Properties, page 33

   1. We note your disclosure on page 33 that you do not consider any of your individual quarrying operations as
material for disclosure purposes. Please tell us how you assess mining property
materiality and how you made this determination. In your response please consider Item
1301(c)(3) of Regulation S-K which requires the inclusion of all related activities from
exploration through the first point of material external sale, including processing,
transportation, and warehousing. Additionally, in your response please explain the
materiality of your 2 cement sites, which appears to include 2 of your approximately 250 sites
and represents approximately 12% of total sales, 26% of
                                                        operating income, 22%
of adjusted EBITDA, and 20% of total assets.
 Brian Harris
FirstName  LastNameBrian Harris
Summit Materials, Inc.
Comapany
June       NameSummit Materials, Inc.
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
2. Please disclose annual production for your properties for each of the most recently completed fiscal years preceding the filing as required by Item 1303(b)(2)(i) of Regulation
         S-K.
3. For each mineral resource and reserve estimate please disclose the price, selected by a qualified person, which provides a reasonable basis for establishing the prospects of economic extraction as required by Item 1303(b)(3)(iv) of Regulation
S-K.
4. For each mineral resource and reserve estimate please disclose the specific point of reference selected by a qualified person pursuant to Item 1303(b)(3)(v) of Regulation S-
         K. For example, clarify if resources and reserves are presented in-situ, prior to processing, as saleable products, or other.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650
with questions about comments.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation